SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number 000-51122

pSivida Limited
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005

pSivida Limited

By: /s/ Aaron Finlay
Aaron Finlay
Chief Financial Officer and Company Secretary

EXHIBIT INDEX

EXHIBIT 99.1:	pSivida Limited Press Release, dated January 26, 2005 (pSivida to Commence Trading on NASDAQ on January 27th; Webcast of Investor Meeting to be Broadcast on Internet)